CONSENT OF DOUGLAS CATER

The undersigned hereby consents to: (i) the use of the written disclosure derived from the Report on the Mineral Resources and Mineral Reserves of the Macassa Gold Mine Complex, Kirkland Lake, Ontario, Canada dated March 30, 2017 and effective December 31, 2016, and the use of the written disclosure derived from the Report on the Mineral Resources and Mineral Reserves of the Taylor Gold mine, Matheson, Ontario dated March 30, 2017 and effective December 31, 2016, in the Annual Information Form for the year ended December 31, 2017 (the “AIF”) of Kirkland Lake Gold Ltd. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2017, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; (ii) the disclosure of mineral resource estimates for certain Canadian assets contained in the Management’s Discussion and Analysis for the years ended December 31, 2017 and 2016 (the “MD&A”) of the Company being filed as an exhibit to the 40-F; and (iii) the use of my name in the AIF, the MD&A and the 40-F.

__Signed “Douglas Cater”
Douglas Cater

Date: April 2, 2018